UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Arctic Cat Inc.

(Name of Subject Company)

Arctic Cat Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

039670104

(CUSIP Number of Class of Securities)

Christopher J. Eperjesy

Chief Financial Officer

Arctic Cat Inc.

500 North 3rd Street

Minneapolis, Minnesota 55401

(612) 350-1791

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John R. Houston, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, Minnesota 55402

(612) 492-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing is made in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 24, 2017, among Textron Inc., a Delaware corporation (“Textron”), and Aces Acquisition Corp., a Minnesota corporation and an indirect wholly-owned subsidiary of Textron (“Purchaser”), and Arctic Cat Inc., a Minnesota corporation (“Arctic Cat”), and is filed solely for the purpose of incorporating by reference the information set forth under Item 2.02 of the Current Report on Form 8-K filed by Arctic Cat on February 1, 2017.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced and this communication is not an offer to purchase or a solicitation of an offer to sell any shares or any other securities of Arctic Cat. On the commencement date of the tender offer, Aces Acquisition Corp. and Textron Inc. will file a Tender Offer Statement on Schedule TO (“Schedule TO”), including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). Thereafter, Arctic Cat will file a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) with the SEC. Textron Inc. and Aces Acquisition Corp. intend to mail these documents to security holders of Arctic Cat. Security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the tender offer, each as may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering shares. These materials will be made available free of charge on the “Investor Relations” section of Arctic Cat’s website at www.arcticcat.com when available. In addition, all of these materials (and all other materials filed by Arctic Cat with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed by Arctic Cat with the SEC by contacting Investor Relations/CFO at Arctic Cat Inc., 500 North 3rd Street, Minneapolis, MN 55401; telephone number (612) 350-1791.

Forward-Looking Statements

Statements in this communication regarding the proposed transaction between Arctic Cat, Textron Inc., and Aces Acquisition Corp., the expected timetable for completing the transaction, and any other statements by management of Arctic Cat concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based. Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a number of shares that constitutes a majority of Arctic Cat’s outstanding shares on a fully-diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis.

Arctic Cat cannot give any assurance that any of the transactions contemplated by the Merger Agreement will be completed or that the conditions to the Offer will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in Arctic Cat’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016, as well as other Arctic Cat SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov and www.arcticcat.com. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Arctic Cat’s ability to control or predict. Arctic Cat does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.